Exhibit 99.2
Information regarding managers of RG Capital Management, L.P.
     RG Capital Management, L.P. does not have any general partner, manager or control person except as stated below in this Exhibit 99.2:
     The general partner of RG Capital is RGC Management Company, LLC (“Management”). RG Capital also has an investment committee that includes, but is not limited to, the natural persons named below. Management is a Delaware limited liability company. The business address of Management is 3 Bala Plaza - East, Suite 501, 251 St. Asaph’s Road, Bala Cynwyd, PA 19004. Management is primarily engaged in the business of acting as the general partner of RG Capital.
     The managing members of Management are Steven Katznelson and Gerald Stahlecker. Mr. Katznelson is a citizen of Canada. Mr. Stahlecker is a citizen of the United States. The business address of Messrs. Katznelson and Stahlecker is 3 Bala Plaza - East, Suite 501, 251 St. Asaph’s Road, Bala Cynwyd, PA 19004. Each of Messrs. Katznelson and Stahlecker is primarily engaged in the business of rendering investment advisory services to and on behalf of RG Capital.
     During the last five years, none of the persons named in this Exhibit 99.2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Each of Management, Mr. Katznelson and Mr. Stahlecker disclaims beneficial ownership of securities held by the Reporting Persons and any other Noteholders.